September 28, 2012

Re:                             Kosmos Energy Ltd. (the “Company”)

Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”)

Filed March 1, 2012

File No. 001-35167

Mr. Ethan Horowitz
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Horowitz:

This letter is in response to your letter dated September 21, 2012.  We have set forth your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Summary of Oil and Gas Reserves as of December 31, 2011, page 27

l.                                         In future filings, disclose the total quantity of proved undeveloped reserves at year end, material changes in proved undeveloped reserves that occurred during the year, discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, and explain the reasons why proved undeveloped reserves in individual fields or countries remain undeveloped of five years or more. Refer to Item 1203 of Regulation S-K.

We would like to draw to your attention to the section, “Business-Summary of Oil and Gas Reserves as of December 31, 2011” on page 27 of the Form 10-K.  The table included therein discloses the total quantity of our proved undeveloped reserves as of December 31, 2011.  The material changes in our proved undeveloped reserves which occurred during 2011 and 2010 are discussed in the 2nd and 3rd paragraphs of such section.

In future filings, we will discuss investments and progress made during the year to convert our proved undeveloped reserves to proved developed reserves as required by Item 1203 of Regulation S-K.

All of our proved undeveloped reserves are located in the Jubilee Field offshore Ghana and are expected to be developed within five years or less. In future filings, as required by Item 1203 of Regulation S-K, we will specifically disclose as such and to the extent any material amounts of the proved undeveloped reserves remain undeveloped for five years or more we will explain the reasons thereto.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

Financial Statements

Consolidated Statements of Operations, page 103

2.                                      We note you present pro forma basic and diluted earnings per share information. Please explain to us why the pro forma basic and diluted earnings per share presentation is acceptable, citing applicable U.S. GAAP.

We note that the lack of presentation of earnings per share for the periods prior to the completion of our initial public offering is consistent with the presentation in the historical financial statements included in our Registration Statement on Form S-1/A dated April 25, 2011 relating to our initial public offering.  As disclosed in footnote 1 to those financial statements, basic and diluted net loss per common unit holder is not presented for periods prior to the consummation of our initial public offering since the ownership structure of the Company in those periods was not a common unit of ownership.

The common units displayed on the Consolidated Balance Sheets in periods prior to our initial public offering included multiple classes of equity interests, including common units and convertible preferred units.  A portion of the common units were designated as profit units and had various ranges of values which were subject to variation based on certain results.  At any given time, the percentage of ownership of the company held by these classes of equity interest could, and did, change based on the valuation of the company during such periods and, therefore, no single series of common units represented a residual equity interest during those periods. We note that U.S. GAAP does not specifically address the computation and presentation of earnings per share information under such scenarios.  Accordingly, it is not possible to present earnings per unit for those periods.

Contemporaneous with our initial public offering, the Convertible Preferred Units and common units of Kosmos Energy Holdings were exchanged into common shares of Kosmos Energy Ltd. based on the pre-offering equity value of such interests in our corporate reorganization (the “Corporate Reorganization”).  As a result of this Corporate Reorganization completed on May 16, 2011, Kosmos Energy Holdings became wholly owned by Kosmos Energy Ltd.  Please refer to the section, “Business-Corporate Information” on page 45 of the Form 10-K for further information concerning the Corporate Reorganization.

When preparing our financial statements for the year ended December 31, 2011, we considered whether, and if so, how earnings per share should be presented.  We believe that earnings per share is an important metric to our investors, and concluded that the presentation of pro forma basic and diluted earnings per share information, to give effect to the Corporate Reorganization as if the Corporate Reorganization had occurred as of January 1, 2011, was the most appropriate manner to provide meaningful information.

In reaching this conclusion, we considered the following guidance relating to the presentation of pro forma financial information included in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”).  Although these sections are specific to the preparation of pro forma financial statements pursuant to Article 11, we found the referenced sections helpful by analogy to our situation.  FRM paragraph 3160.1 states “Pro forma financial information is required if events or transactions have occurred or are probable for which disclosure of pro forma financial information would be material to investors, such as: … c. Changes in capitalization at the effectiveness or the close of an IPO.”  We also considered FRM paragraph 3230.4, which states that “pro forma adjustments should give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact, including EPS.”

We also considered the guidance in FRM paragraphs 3430.1, “Generally, the historical balance sheet and statement of operations (including EPS) should not be revised to reflect modifications of the terms of outstanding securities that become effective after the latest balance sheet date, although pro forma data may be necessary. Depending on the facts and circumstances, the staff may not object if the registrant and its independent accountants elect to present retroactively a conversion of securities as if it had occurred at the date of the latest balance sheet included in the filing (with no adjustment of earlier statements). However, if the original instrument accrues interest or accretes toward redemption value after the balance sheet date until the conversion actually occurs, or if the terms of the conversion do not confirm the carrying value, only pro forma presentation would be deemed appropriate,” and 3430.3, “lf the conversion of outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), pro forma EPS for the latest year and interim period should be presented giving effect to the conversion (but not the offering).”

Lastly, we also considered whether the Corporate Reorganization should be retrospectively included in the historical financial statements for periods prior to the completion of our initial public offering in a manner similar to a stock split consistent with the guidance in Topic 4.D, Earnings Per Share Computations in an Initial Public Offering, and ASC 260-10-55-12.  However, the exchange of units in the Corporate Reorganization was not consistent with a stock split as a stock split is simply the issuance of additional securities of the same type held by the shareholder, while this reorganization represented an exchange of one type of equity security for another.  Accordingly, we concluded that retrospective inclusion of the number of shares issued in the Corporate Reorganization in periods prior to the completion of our initial public offering would not be appropriate.

In considering this matter, we also looked at other Securities and Exchange Commission registrants with a comparable pre-IPO capital structure who also underwent a corporate reorganization in connection with the completion of their initial public offering, noting that these registrants presented pro forma earnings per share information for the year during which their corporate reorganization occurred in a manner consistent with our presentation.

In preparing our financial statements for inclusion in the Form 10-K, the disclosure relating to the reason for the lack of presentation of EPS for the years ended December 31, 2010 and 2009 was deleted.  We will reincorporate such disclosure in future filings.

3.                                      Also in this regard, please note that FASB ASC 260-10-45-2 requires that basic and diluted per share amounts shall be presented on the face of the income statement. Please provide basic and diluted per share amounts.

Please refer to our response to comment #2 above. Accordingly, we are unable to provide basic and diluted per share amounts for the periods prior to our Corporate Reorganization. In our Form 10-K for the Fiscal Year ended December 31, 2012, we will be able to provide basic and diluted per share amounts for the Fiscal Year ended December 31, 2012 and will do so.

4.                                      Provide the statement regarding computation of per share earnings as required under Item 601(B)(11) of Regulation S-K.

We would like to draw to your attention the table included in Footnote 16, “Net Income (Loss) Per Share” to the consolidated financial statements on page 133 of the Form 10-K.  As our computation of earnings per share is not clearly determined from the material contained on the Consolidated Statement of Operations, we provided a reconciliation of the components used to compute pro forma basic earnings per share and pro forma diluted earnings per share.  We believe this disclosure meets the requirements under Item 601(B)(11) of Regulation S-K.

1. Organization, page 107

5.                                      We note that you have identified one business segment (i.e., the exploration and production of oil and natural gas). Please provide us supplementally with disclosures required under FASB ASC 280-10-50-40 through 50-42 and revise your disclosures in future filings.

We considered the guidance addressed by the staff in ASC 280-10-50-40 through 50-42.  As discussed throughout the financial statements and the Form 10-K, all of our proved reserves and production is located in Ghana, as well as the majority of our long-lived assets.  In the future, we will expand our disclosure if our operations and/or assets in other countries and/or geographic regions become material.  We believe the Form 10-K makes apparent to readers that our product sales solely relate to oil revenues generated from Ghana.  Additionally, Footnote 2, “Accounting Policies-Concentration of Credit Risk” to the consolidated financial statements on page 112 of the Form 10-K addresses information concerning major customers.  Until this concentration of our reserves, assets and production changes, in future filings, we will make the following revision to Footnote 1, “Organization” to the consolidated financial statements addressing our business segment as noted with underline:

We have one business segment, which is the exploration and production of oil and natural gas.  Substantially all of our long-lived assets and product sales are from production located offshore Ghana.

2. Accounting Policies, page 107

Revenue Recognition, page 111

6.                                      We note that you use the sales method of accounting, in which you recognize revenues on the volumes sold. You further disclose that the volumes sold may be more or less than the volumes to which you are entitled based on your ownership interest in the property and such differences result in production imbalance. Please revise your disclosure in future filings to describe your accounting policy for production imbalances and provide us with your proposed disclosure. Further in this regard, tell us the amount of the production imbalance that you recorded in the financial statements.

As of December 31, 2011 and 2010, we had no material production imbalances recorded in our financial statements.  In future filings, we will make the following revision to Footnote 2, “Accounting Policies-Revenue Recognition” to the consolidated financial statements as noted with underline (to be modified as facts and circumstances change):

We use the sales method of accounting for oil and gas revenues. Under this method, we recognize revenues on the volumes sold. The volumes sold may be more or less than the volumes to which we are entitled based on our ownership interest in the property. These differences result in a condition known in the industry as a production imbalance.  A receivable or liability is recognized only to the extent that we have an imbalance on a specific property greater than the expected remaining proved reserves on such property.  As of December 31, 2011 and 2010, we had no oil and gas imbalances recorded in our consolidated financial statements.

9. Debt, page 117

7.                                      We note that you recorded a $59.6 million loss on the extinguishment of debt as part of the debt refinancing in March 2011. Please explain to us the facts and the circumstances of the debt refinancing and how you accounted for the extinguishment, citing applicable U.S. GAAP, and expand your disclosure in future filings.

In March 2011, we refinanced our syndicated senior and junior debt facility (the “Existing Debt Agreement”).  The Existing Debt Agreement had both features of term debt and a revolving credit facility, whereas all drawn portions under the Existing Debt Agreement were subject to a pre-determined repayment schedule.  The Company had the option to draw additional committed amounts under the Existing Debt Agreement at any time.  Any additional draws would be subject to the pre-determined repayment schedule and then treated as amortizing term debt.

The Company entered into a new syndicated debt agreement in March 2011 with a total commitment level of $2.0 billion (the “New Debt Agreement”).  The New Debt Agreement was syndicated to certain participants of the Existing Debt Agreement, as well as new participants.  The New Debt Agreement functions as a revolving credit facility up to the total available commitment through May 2014.  At that date, the then-outstanding amount under the New Debt Agreement will be converted to amortizing term debt.

We note that authoritative literature over debt modifications and extinguishments provides separate guidance related to term debt and revolving credit facilities.  Based on the nature of the Existing Debt Agreement and the New Debt Agreement, we note that the literature does not directly address our facts and circumstances due to both instruments having characteristics of term debt and revolving credit facilities.

For lenders who participated in the Existing Debt Agreement but not in the New Debt Agreement, we treated the refinancing as an extinguishment of debt.  Unamortized debt issuance costs associated with the Existing Debt Agreement were allocated among all the committed lenders based on their proportion of the total commitment.  Unamortized debt issue costs of approximately $29.2 million associated with the lenders who did not participate in the New Debt Agreement were written off in accordance with ASC 405-20-40-1 and ASC 470-50-40-2.

For the portions of the Existing Debt Agreement / New Debt Agreement that maintained characteristics of term debt, we applied the guidance from ASC 470-50-40 to determine if a substantial modification of terms occurred for lenders that participated in both debt agreements.  For lenders that had a substantial modification of terms, we treated the debt issue costs from the Existing Debt Agreement in accordance with ASC 470-50-40-2 and the costs associated with the New Debt Agreement in accordance with ASC 470-50-40-17a and

ASC 470-50-40-18a.  For lenders that did not have a substantial modification of terms, the refinancing was accounted for as a modification (ASC 470-50-40) and the associated costs were accounted for in accordance with ASC 470-50-40-17b and ASC 470-50-40-18b.  Accordingly, we expensed $19.8 million of unamortized existing debt issuance costs and $10.6 million of new debt issuance costs.

For the portion of the Existing Debt Agreement / New Debt Agreement that maintained characteristics of a revolving credit facility, we utilized the guidance provided in ASC 470-50-40-21 to determine the appropriate accounting treatment for debt issue costs associated with the Existing Debt Agreement and New Debt Agreement.  As the total borrowing capacity under the New Debt Agreement was greater than the Existing Debt Agreement, all associated costs with the New Debt Agreement were capitalized.

In future filings, we will make the following revision to our footnote disclosure for this transaction as noted with underline:

In March 2011, the Company secured a $2.0 billion commercial debt facility (the “Facility”) from a number of financial institutions and extinguished the then existing commercial debt facilities. The Facility was syndicated to certain participants of the existing facilities, as well as new participants.  The Facility supports our oil and gas exploration, appraisal and development programs and corporate activities. The total loan commitments of the Facility may be increased up to a maximum of $3.0 billion if the lenders increase their commitments or if loan commitments from new financial institutions are added. See Note 19—Subsequent Events.

As part of the debt refinancing in March 2011, the repayment of borrowings under the existing facility attributable to financial institutions that did not participate in the Facility was accounted for as an extinguishment of debt, and existing unamortized debt issuance costs attributable to those participants were expensed. For participants in the existing facility that participated in the Facility, an analysis was performed to determine if an exchange of debt instruments with substantially different terms had occurred.  As a result, we recorded a $59.6 million loss on the extinguishment of debt. Additionally, we have $61.3 million of deferred financing costs related to the Facility, which are being amortized over the term of the Facility.

Closing Comments

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

********

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ W. Greg Dunlevy
W. Greg Dunlevy
Executive Vice President and
Chief Financial Officer

cc:                                                        Brian F. Maxted

Richard D. Truesdell, Jr., Esq.